UNITED STATES OF AMERICA
                                 before the
                      SECURITIES AND EXCHANGE COMMISSION

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

In the matter of

HEC Inc.                           Report for Period
24 Prime Parkway                   July 1, 1997 to
Natick, MA  01760                  September 30, 1997
                                   Pursuant to Rule 24

File Nos.  70-8076 and 70-8086

This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by HEC Inc.(HEC), a wholly owned subsidiary of Northeast Utilities, a registered holding company. Pursuant to HCAR Nos. 35-26108, 35-26335, 35-26564 (the "Orders"), HEC is authorized to provide energy management services, demand side management services and other energy-related services. HEC is required to report quarterly on services provided during the previous quarter. Accordingly, this report includes the following information:

1. A summary balance sheet and an income statement (unaudited) for the three-month period ended September 30, 1997. See Exhibit A.

2. A narrative description of HEC's activities undertaken during the quarter and the type of customers for which services were rendered. Exhibit B.

As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, HEC has duly caused this report to be signed on the twenty-third day of October 1997.

                                   HEC Inc.
                                   By:/s/Linda A. Jensen
                                   Vice President - Finance




                                    EXHIBIT A

                                     HEC INC.

                         BALANCE SHEET - September 30, 1997


                                      ASSETS


CURRENT ASSETS:                                      1997
                                                  -----------
    Cash and cash equivalents                     $  448,968
    Contract receivables, current,
    less allowance for uncollectibles of $296,230  6,499,354
    Other current assets                             344,927
                                                  -----------
                  Total current assets             7,293,249

                                                  -----------
PROPERTY AND EQUIPMENT                             4,091,372
    Less accumulated
      depreciation and amortization                2,447,773
                                                  -----------
            Net property and equipment             1,643,599
                                                  -----------
OTHER ASSETS                                          44,228

TOTAL ASSETS                                     $ 8,981,076
                                                 ===========


          LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:
    Accounts Payable                              $2,966,483
    Accrued Expenses                                 220,825
    Accured Income Taxes                             209,901
    Short-Term Borrowing NU Moneypool                600,000
                                                 -----------
                  Total current liabilities        3,997,209
                                                 -----------
OTHER LIABILITIES:
    Deferred income tax liability                    427,514
    Other                                            534,271
                                                 -----------
                  Total other liabilities            961,785
                                                 -----------
COMMITMENTS AND CONTINGENCIES

STOCKHOLDER'S EQUITY
    Common stock, $1 par value.
     Authorized and issued 100 shares                    100
    Additional paid-in-capital                     4,000,000
    Foreign Currency Exchange                            (77)
    Accumulated Deficit                               22,059
                                                 -----------
                  Total stockholder's equity       4,022,082

    TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY   $ 8,981,076
                                                 ============


                                   HEC INC.

                           STATEMENT OF OPERATION

                     FOR THE QUARTER ENDED SEPTEMBER 30, 1997

REVENUES                                          $ 8,648,132

COST OF REVENUES                                    7,673,415
                                                   ----------
    Gross profit                                      974,717

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES          862,819
                                                   ----------
    Operating income                                  111,898
                                                   ----------
INTEREST INCOME (EXPENSE)
    Interest income                                    22,406
    Interest expense                                  ( 7,662)
                                                   ----------
                                                       14,744
                                                   ----------
    Income before income tax expense                  126,642

INCOME TAX EXPENSE                                     52,187

   Net Income (Loss)                                 $ 74,455
                                                   ==========

                                      EXHIBIT B

                                       HEC INC.
                       REPORT FOR JULY 1 - SEPTEMBER 30, 1997

                        NARRATIVE DESCRIPTION OF SERVICES

Energy Management Services

HEC provided the following services to clients in the period: energy audits (the identification of energy and other resource cost reduction opportunities); design of energy conservation measures including energy efficient lighting, energy efficient motors, energy management systems, heating, ventilating and air conditioning equipment retrofits, variable speed drives; the management of and direct installation of energy conservation equipment of the same type designed; assistance in identifying and arranging third-party financing for project installations; training in the operation of energy efficient equipment and identification of energy efficiency opportunities; system commissioning and reporting of program results. The majority of these services were performed for schools, hospitals and other municipal facilities under utility-sponsored programs. Other services provided consisted primarily of evaluation of various heating and/or air conditioning equipment configurations for customers or utilities and monitoring and/or evaluating the demand side management program installations of non-affiliated utilities.

HEC consulting activities consisted primarily of design and specification of energy consuming equipment for clients including schools, hospitals and commercial facilities.